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06003745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 17 2006
WASH, D.C. 209 SECTION

SEC FILE NUMBER
8-66346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Technology Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1536 Dunwoody Village Parkway, Suite 265
(No. and Street)

Atlanta (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105, Covington, Georgia 30014
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John D. Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Technology Securities, as of February 15, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Member and Directors
FINANCIAL TECHNOLOGY SECURITIES, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Financial Technology Securities, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wade J. Bowden & Company CPAs, PC

Wade J Bowden & Company CPAs, P.C.
February 7, 2006

FINANCIAL TECHNOLOGY SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2005 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

FINANCIAL TECHNOLOGY SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Directors
FINANCIAL TECHNOLOGY SECURITIES, LLC

We have audited the accompanying statement of financial condition of Financial Technology Securities, LLC as of December 31, 2005 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Technology Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company CPAs PC

Atlanta, Georgia
February 7, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash (Note 1)	$	241,059
Commissions receivable (Note 2)		78,075
Cash deposits with clearing organizations		16,646
Total current assets		335,780
FURNITURE AND EQUIPMENT (Note 1)		11,157
Less accumulated depreciation		(3,149)
Furniture and equipment - net		8,008
OTHER ASSETS -		
Organizational costs, net of accumulated amortization of $186		278
TOTAL	$	344,066

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities (Note 5)	$	13,326
Commissions payable (Note 2)		18,378
Deferred revenue - current (Note 3)		82,041
Total current liabilities		113,745
MEMBER'S EQUITY		230,321
TOTAL	$	344,066

See Independent Auditors' Report and
Notes to Financial Statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions	$	600,644
Interest		1,707
Total revenue		602,351
EXPENSES:		
Commissions expense		145,011
Salaries and wages		135,761
Taxes and licenses		36,489
Travel		35,858
Marketing		30,601
Research		23,267
Rent		11,475
Licenses and permits		11,411
Meals and entertainment		11,273
Telephone		7,050
Legal and professional fees		5,810
Office supplies		4,933
Dues and subscriptions		3,893
Postage and delivery		3,037
Depreciation		2,046
Insurance		1,797
Practice development		902
Printing and reproduction		827
Internet service provider		529
Bank charges		400
Interest and finance charges		317
Amortization		93
Total expenses		472,780
NET INCOME		129,571
MEMBER'S EQUITY, JANUARY 1		40,082
MEMBER'S CONTRIBUTIONS		68,668
MEMBER'S DISTRIBUTIONS		(8,000)
MEMBER'S EQUITY, DECEMBER 31	$	230,321

See Independent Auditors' Report and
Notes to Financial Statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:		
Net income	$	129,571
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,139
Increase in commissions receivable		(78,075)
Decrease in deposits from clearing organizations		3,416
Increase in accounts payable and accrued liabilities		25,579
Increase in deferred revenue		82,041
Net cash provided by operating activities		164,671
INVESTING ACTIVITIES - Purchase of furniture and equipment		(3,453)
FINANCING ACTIVITIES:		
Member contributions		68,668
Member distributions		(8,000)
Net cash provided by financing activities		60,668
NET INCREASE IN CASH		221,886
CASH AT BEGINNING OF YEAR		19,173
CASH AT END OF YEAR	$	241,059

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Technology Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and became a member the National Association of Securities Dealers (NASD) on November 30, 2004. The Company is located in Atlanta, Georgia. The Company was organized as a Georgia limited liability company (LLC).

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Income Taxes

The Company is a limited liability company for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five years. Amortization is provided on a straight-line basis using estimated useful lives of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED**

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. **COMMISSIONS RECEIVABLE AND PAYABLE**

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2005 was $78,075. Commissions payable for the year ended December 31, 2005 was $18,378.

3. **DEFERRED REVENUE**

Certain customers have prepaid commissions. These payments are recognized as revenue on a pro rata basis when the commission is actually earned by the Company. The prepayments are reflected in deferred revenue. Deferred revenue for the year ended December 31, 2005 was $82,041.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $222,035, which was $214,452 in excess of its required net capital of $7,583. The Company's percentage of aggregate indebtedness to net capital was 51%.

5. **RELATED PARTY TRANSACTIONS**

The sole member contributed $68,668 to the Company in 2005, and is reflected as member's contributions on the statement of changes in member's equity. Further, the Company distributed $8,000 to the sole member and is reflected on the statement of changes in member's equity as member's distributions. The Company has reimbursed business expenses to the sole member in the amount of $629. The Company owes the sole member $467.34 in expense reimbursements. The amount is reflected on the statement of financial condition in accounts payable.

6. COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2005, are as listed below:

Year Ending December 31:		
2006	$	11,688
2007		5,928
Total	$	17,616

7. EXEMPTIVE PROVISION

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is LEK Securities, Inc.

FINANCIAL TECHNOLOGY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 230,321
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(8,008)
Organizational costs - net	(278)
NET CAPITAL	222,035
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	31,704
Deferred revenue	82,041
Total aggregate indebtedness	113,745
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	7,583
Excess net capital	214,452
Excess net capital at 1,000 percent	210,660
Percentage of aggregate indebtedness to net capital	51%

There are no audit adjustments and no differences between the FOCUS report filed for the period ending December 31, 2005 and the computation above.

See Independent Auditors' Report